ADVISORS PREFERRED TRUST

Richard Malinowski

Secretary

Direct Telephone: (631) 470-2734

Fax: (631) 813-2884

E-mail: richard.malinowski@thegeminicompanies.com

May 4, 2015

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo-Fettig

(202) 551-6963

RE: Advisors Preferred Trust (the “Registrant”)

File Nos. 333-184169; 811-22756

Dear Ms. DiAngelo-Fettig:

On behalf of the Registrant, this letter responds to comments you provided by telephone on Tuesday, March 31, 2015 with respect to the following filings made by the Advisors Preferred Trust:

	Fund Name	Fiscal Year End	N-CSR filing Date
1	The Gold Bullion Strategy Portfolio	12/31/14	3/4/2015
2	The Gold Bullion Strategy Fund	12/31/14	3/4/2015
3	OnTrack Core Fund	12/31/14	3/4/2015
4	Quantified Managed Bond Fund	6/30/14	9/8/2014
5	Quantified All-Cap Equity Fund	6/30/14	9/8/2014
6	Quantified Market Leaders Fund	6/30/14	9/8/2014
7	Quantified Alternative Investment Fund	6/30/14	9/8/2014
8	Spectrum Low Volatility Fund	9/30/14	12/10/2014

Your comments are set forth below, and are followed by the Registrant’s response.

Comment 1:	Add ticker symbols to Registrant’s series and class list on EDGAR website, where applicable.
Response:	The Registrant has updated the tickers in the series and class list on EDGAR as of April 22, 2014, and will include tickers to new series and classes going forward, as applicable.
Comment 2:	Identify reason for single 40-17F1 filing for the Quantified Alternative Investment Fund made on April 1, 2014, where Rule 17f-1 requires three such filings annually.
Response:

The Quantified Alternative Income Fund commenced operations on August 9, 2013. The Fund’s first semi-annual period ended on December 31, 2013, to which the April 1, 2014 40-17F filing relates.

The Registrant had not made subsequent filings on behalf of the Fund because the Registrant had not received examination reports from its independent registered public accounting firm for the annual period ended June 30, 2014, the semi-annual period ended December 31, 2014, or “surprise” examinations as required by Rule 17f-1, as of the beginning of this correspondence.

The Registrant’s independent registered public accounting firm has subsequently provided all required documentation and 40-17F filings for all annual and semi-annual periods and surprise examinations have been made for the Fund as of April 24, 2015.

Comment 3:	Describe the reason for the timing of the 40-17F1 filing made on November 6, 2013, where the Report of the Independent Registered Public Accounting Firm is dated August 28, 2013.
Response:

The November 6, 2013 40-17F1 filing relates to dual examinations of the OnTrack Core Fund for the period from January 15, 2013 (commencement of operations) through May 28, 2013 and from May 28, 2013 through June 28, 2013. The report of the independent registered public accounting firm was received by the administrator on August 30, 2013. The delay in filing appears to have been the result of an administrative oversight. The Registrant notes that neither Form 17f-1 nor Rule 17f-1 impose any timing requirements on filing.

Comment 4:	Describe the reason for the N-Q/A filing made on July 15, 2014. Going forward, please include an explanation for the amendment either as a cover sheet or a correspondence filing.
Response:

The N-Q/A filing was made to correct share amounts in the Portfolio of Investments for the Quantified Alternative Investment Fund under the heading “Equity Funds”. The Registrant confirms that explanations for any amended filings will be included going forward.

Comment 5:	N-CSR filing for the Quantified Funds did not include the attachment for the Code of Ethics.
Response:	The Registrant filed an N-CSR/A on April 29, 2015 in response to the Staff’s comment.
Comment 6:	Revise signatures on certifications to reflect PEO/PFO as opposed to President and Treasurer.
Response:	The Registrant confirms that certifications will reflect execution by the PEO and PFO going forward consistent with the comment above.
Comment 7:	Describe why the N-PX filings made on August 26, 2014 were signed by the Trust’s Secretary and not the Principal Executive Officer.
Response:

The Trust’s Secretary interpreted that Form N-PX is drafted to allow for execution by officers not limited to the principal executive officer. The signature section of Form N-PX does not plainly indicate execution by the principal executive officer. In reference to General Instruction F, General Instruction F.2.(a) states that the report must be signed by its “principal executive officer or officers” (emphasis added). General Instruction F.2.(b) provides that the name and title of the signer of the report accompany the signature, suggesting that the signer’s title may not be that of the principal executive officer. Further, the requirement that a “principal executive officer” sign a report is generally understood as necessary to fulfill the certification requirements of Section 302 of the Sarbanes-Oxley Act of 2002, which is not required by Form N-PX.

Taken together, the Trust’s Secretary inferred that an ambiguity existed that permitted for execution by an officer not the Trust’s principal executive officer. Notwithstanding the foregoing, per the Staff’s comment the Registrant affirms that Form N-PX will be signed by the Registrant’s principal executive officer going forward.

Comment 8:

The NSAR-B/A filing made on February 27, 2015 for Gold Bullion Strategy Fund and Gold Bullion Strategy Portfolio included the internal control letter for Gold Bullion Strategy Portfolio only. The filing for Gold Bullion Strategy Fund will need to be updated.

Response:	The Registrant filed an N-SAR-B/A on April 28, 2015 in response to the Staff’s comment.
Comment 9:	File an amended 40-17G to correct the Board resolution to provide for the information required by Rule 17g-1.
Response:	The Registrant filed a 40-17G/A on April 24, 2015 in response to the Staff’s comment.
Comment 10:	Improve shareholder letters going forward by discussing specific factors that affected fund performance during the period under review.
Response:

The Registrant confirms that in future N-CSR filings, the Funds’ Adviser will elaborate on the investment strategies and techniques used in managing the Funds’ portfolios in its letter to shareholders, along with other factors that directly impacted the Fund’s performance during the period of time covered by the report.

Comment 11:	It was suggested that the MDFP should include a discussion regarding the impact of derivatives on fund performance if the use of derivatives during the period is material.
Response:

The Registrant confirms that in future N-CSR filings, the Adviser will include a discussion of the impact of derivatives on fund performance within the letter to shareholders if the use of derivatives during the period is material.

Comment 12:	OnTrack Core Fund utilized different benchmarks within the MDFP and Average Annual Total Returns Table. The benchmarks should be consistent.
Response:	The Registrant confirms that the benchmarks will be consistent going forward.
Comment 13:	Confirm NYSE Arca Gold BUGS Index is an additional benchmark index and not intended to be the primary benchmark for The Gold Bullion Strategy Fund and The Gold Bullion Strategy Portfolio.
Response:

The Registrant confirms that at present, NYSE Arca Gold BUGS Index is not the primary benchmark for The Gold Bullion Strategy Fund and The Gold Bullion Strategy Portfolio; however, the Registrant is currently evaluating the Funds’ primary and secondary benchmarks and may change the Funds’ primary benchmark in the future.

Comment 14:	Suggest for any Funds using derivatives to add footnote to pie charts or graphs regarding portfolio composition that the portfolio composition does not include derivative exposure.
Response:	The Registrant confirms that it will consider adding disclosure in the future that tabular representations of portfolio composition do not include derivative exposure.
Comment 15:	Comment to Schedule of Investments - If a fund invests in another mutual fund include the class of shares of the underlying fund.
Response:	The Registrant confirms that it will include the class of an underlying mutual fund in Schedules of Investments going forward.
Comment 16:	For the Spectrum Low Volatility Fund, provide a more robust description of the CDX swap.
Response:	The Registrant confirms that it will consider additional disclosure regarding CDX swaps going forward, in consultation with the Trust’s legal counsel.
Comment 17:	Comment to Statement of Operations: confirm that distributions of long term capital gains from underlying funds are re-classed from income to realized gains ( Reg. S-X 6-07 7(b)).
Response:	The Registrant confirms that distributions of long term capital gains from underlying funds are reclassified from income to realized gains as part of the Funds’ financial statement preparation.
Comment 18:	Comment to Statement of Assets and Liabilities for Gold Bullion – Why doesn’t the net appreciation/depreciation include futures?
Response:	As part of ROC/SOP adjustments the unrealized appreciation/(depreciation) from future contracts were marked-to-market (for tax purposes) and re-classed to realized capital gain/(loss).
Comment 19:	For the Spectrum Low Volatility Fund – The fair value hierarchy table did not tie back to the values in the schedule of investments or statement of assets and liabilities.
Response:

The disclosure of $72,317 in the fair value hierarchy table was incorrect. The actual unrealized depreciation on swaps was $72,103 as shown in the Schedule of Assets and Liabilities.. Management deemed the difference to be de minimis and not sufficiently material to require refiling the financial statements.

Comment 20:	For the Spectrum Low Volatility Fund – check master netting agreement contract disclosure for right of set off; make disclosure consistent with Quantified.
Response:

The Registrant confirms that swap agreements that it has entered into contain provisions requiring amounts paid to be paid in the aggregate.

With respect to netting disclosure for the Spectrum Low Volatility Fund, the Registrant disagrees that the language of Footnote 4. Offestting of Financial Assets and Derivative Assets, should conform to the disclosure included for the Quantified Funds. Upon review, the Registrant believes that the disclosures are accurate and notes that they are not identical because of the different instruments used by each of the fund(s), and that potential changes in this disclosure could be considered misleading.

Comment 21:	Derivatives disclosure should be more clear about investment activity using derivatives during the period (has entered vs. may enter).
Response:	The Registrant confirms that it will consider adding disclosure in the future consistent with the comment above.
Comment 22:	It was suggested that the volume of derivative activity disclosure should include more detail on what is indicative of the volume.
Response:	The Registrant confirms that it will consider adding disclosure in the future consistent with the comment above.
Comment 23:	For the Spectrum Low Volatility Fund – Related Party Transactions - Administrative services are the responsibility of the Advisor per the notes to financials. Does that reference a different fee arrangement than what is disclosed on the Statement of Operations?
Response:

The Registrant confirms that the statement that “These expenses are the responsibility of the Adviser” in footnote 5 is incorrect. The cost of administrative services is the responsibility of the Spectrum Low Volatility Fund.

Certain of the series of the Trust operate under a “unitary fee” structure whereby expenses of operating the Fund are the responsibility of the Adviser. Certain Funds of the Trust do not operate under a unitary fee structure, including the Spectrum Low Volatility Fund, but were included in the same Investment Advisory Agreement and required additional wording to explain the expense structure. Reference is made to Exhibit 99.D.ii of the Trust’s post-effective amendment to its registration statement made on December 13, 2013, in which certain expenses under the Fund’s Investment Advisory Agreement are deemed to be the responsibility of the Adviser, except those excluded in Appendix A to the Investment Advisory Agreement, such excluded expenses including administrative services.

The Registrant filed an Amended and Restated Investment Advisory Agreement as Exhibit 99.D.ii with the Trust’s post-effective amendment to its registration statement on April 27, 2015 for, among other purposes, clarifying the structure and allocation of Fund expenses between the Fund and the Adviser for those Funds of the Trust not subject to a unitary fee.

Comment 24:	For Quantified Alternative Investment Fund – explain waiver of advisory fee in the notes. Is it contractual or voluntary? Is it subject to recapture?
Response:

The Quantified Alternative Investment Fund invested in an affiliated security during the period of the report. Because the imposition of advisory fees at both the purchasing fund level and by the acquired fund would have been duplicative, the Fund’s adviser waived its fees with respect to the purchasing fund’s assets invested in the affiliated fund. The arrangement is voluntary and is not subject to recapture.

Comment 25:	Discuss new, but not adopted, accounting standards.
Response:	The Registrant confirms that if it becomes aware of any new accounting pronouncement that has not been adopted, it will add appropriate disclosure in the notes to financial statements, as applicable.
Comment 26:	For the Spectrum Low Volatility Fund – The lead in paragraph of the hypothetical narrative of the expense example includes discussion of transaction costs but there are no transaction costs disclosed in the prospectus.
Response:

The Registrant confirms that it will delete references to transaction costs in the hypothetical narrative where a Fund does not impose sales loads, redemption fees or any other transaction-based fees on any share class.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2734 or richard.malinowski@thegeminicompanies.com if you should require any further information.

Sincerely,

/s/ Richard A. Malinowski

Secretary

Advisors Preferred Trust